As filed with the Securities and Exchange Commission on  ~~October  28, 1998.~~ November 26, 2002

Registration No.  333-~~_____~~9554

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

----------------------

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

----------------------

~~Joseph M~~Timothy F. ~~Velli~~Keaney

The Bank of New York

101 Barclay Street, 22W

New York, ~~N.Y.~~New York 10286

Telephone (212) 815-~~2009~~2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

~~Carmen A. Corrales Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006~~	~~Ann B. Fisher Sullivan & Cromwell 125 Broad Street New York, New York 10004~~

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

It is proposed that this filing become effective under Rule 466

~~¨~~immediately upon filing

~~¨~~on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ~~x~~

~~CALCULATION OF REGISTRATION FEE~~

~~Title of each class of securities to be registered~~	~~Amount to be registered~~	~~Proposed maximum aggregate price per ADS~~	~~Proposed maximum aggregate offering price[1]~~	~~Amount of registration fee~~

~~American Depositary Shares ("ADSs") evidenced by American Depositary Receipts, each ADS evidencing 50,000 shares of Non-Voting Preferred Stock, without par value, of Tele Norte Celular Participações S.A.~~

	~~50,000,000 ADSs~~	~~$.05~~	~~$2,500,000~~	~~$695.00~~

~~(1)~~

~~Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.~~

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective~~,~~ on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (~~a~~1) to this Registration Statement, which is incorporated herein by reference.

~~nyimanage_NY2_198474_1.DOC~~

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 15 and 16
(iii) The collection and distribution of dividends	Article numbers 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 15 and 16
(v) The sale or exercise of rights	Article 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the Depositary	Article numbers 13, 18 and 21
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Tele Norte Celular Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(~~a~~1)

Amended and Restated Deposit Agreement, dated as of                              , ~~1998,~~2002, among Tele Norte Celular Participações S.A., The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement").

*(~~b~~2)

Letter agreement, to be dated as of ______ __, 1998, between  Tele Norte Celular Participações S.A. and the Depositary.

(~~d~~4)

Opinion of ~~Sullivan~~ Emmet, Marvin & ~~Cromwell~~Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

-------------------------------

*

Filed previously.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on ~~October    , 1998.~~November 25, 2002.

By THE BANK OF NEW YORK,

as Depositary

~~By:~~

By:

  /s/ ~~David S. Steuber~~HERNAN F. RODRIGUEZ

  Name:  ~~David S~~Hernan F. ~~Steuber~~Rodriguez

  Title:  Vice President

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Federative Republic of Brazil, on ~~October 28, 1998.~~November 25, 2002.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

~~By:    /s/ Gerard Manuel Vazquez~~

~~Gerard Manuel Vazquez~~

By: /s/ ANTONIO JOSE RIBEIRO DOS SANTOS

      Antônio José Ribeiro dos Santos

      President

By: /s/ JOAO COX

       João Cox

                                                                                    Chief Financial Officer and Head of Investor

                                                                                    Relations

~~By:   /s/ Marcos Aurélio Lopes de Oliveira~~

~~Marcos Aurélio Lopes de Oliveira~~

~~Vice President~~

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ~~Gerard Manuel Vazquez and Marcos Aurélio Lopes de Oliveira~~Antônio José Ribeiro dos Santos and João Cox, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on ~~October 28, 1998.~~November 25, 2002.

Signatures	Title
~~/s/ Gerard Manuel Vazquez  Gerard Manuel Vazquez~~	~~President and Member of the Board of Directors (Principal Executive, Financial and Accounting Officer)~~
/s/ ANTONIO JOSE RIBEIRO DOS SANTOS Antonio Jose Rebeiro dos Santos /s/ JOAO COX Joao Cox /s/ JOAO COX Joao Cox /s/ ~~Arthur Joaquim de Carvalho~~  ARTHUR JOAQUIM DE CARVALHO Arthur Joaquim de Carvalho	Chief Executive Officer Chief Financial Officer and Head of Investor Relations Chief Accounting Officer Chairman of the Board of Directors
Jacques de Oliveira Pena	Member of the Board of Directors
/s/ VERONICA VALENTE DANTAS Verônica Valente Dantas	Member of the Board of Directors
 ~~/s/ Heitor Augusto de Moura Estevão Heitor Augusto de Moura Estevão~~Nelson Sampaio Bastos	Member of the Board of Directors
/s/ ~~Wellington Dantas de Amorim~~ MARCOS NASCIMENTO FERREIRA ~~Wellington Dantas de Amorim~~Marcos Nascimento Ferreira	Member of the Board of Directors
/s/ ~~Bruno Ducharme~~ JOSE LEITAO VIANA ~~Bruno Ducharme~~ José Leitão Viana	Member of the Board of Directors
/s/ ~~David Travesso Neto~~ MARIA AMALIA DELFIM DE MELO COUTRIM ~~David Travesso Neto~~Maria Amália Delfim de Melo Coutrim	Member of the Board of Directors
~~Zeno Antonio Brandt~~Jorge da Cunha Fernandes	Member of the Board of Directors
/s/ RODRIGO BHERING ANDRADE ~~Margriet Zwarts~~Rodrigo Bhering Andrade	Member of the Board of Directors
~~René Patoine~~Marco Antônio Horta Pereira	Member of the Board of Directors
 ~~/s/ Maria Amália Delfin de Melo Coutrim  Maria Amália Delfin de Melo Coutrim~~Paulo Conte Vasconcellos	Member of the Board of Directors
~~Pierre Fitzgibbon~~	~~Member of the Board of Directors~~
 ~~/s/ Fernando dos Santos Díonisio  Fernando dos Santos Díonisio~~Francisco Antunes Maciel Müssnich	Alternate Member of the Board of Directors
 ~~/s/ Ricardo Velloso Azevedo  Ricardo Velloso Azevedo~~Bruno Seidler	Alternate Member of the Board of Directors
 ~~/s/ Luiz Alonso Gonçalves Neto  Luiz Alonso Gonçalves Neto~~Bruno Câmara Soter da Silveira	Alternate Member of the Board of Directors
Franklin Madruga Luzes	Alternate Member of the Board of Directors
Carlos Bernardo Torres Rodenburg	Alternate Member of the Board of Directors
Jorge de Moraes Jardim Filho	Alternate Member of the Board of Directors
Paulo Cezar Aragão	Alternate Member of the Board of Directors
João Antônio de Maia Filho	Alternate Member of the Board of Directors
Danielle Silbergleid Ninio	Alternate Member of the Board of Directors
Frederico Santana Sampaio	Alternate Member of the Board of Directors
 ~~/s/ Denise Bastos Guedes  Denise Bastos Guedes~~Luis Alberto de Castro Falleiros	Alternate Member of the Board of Directors
PUGLISI & ASSOCIATES  ~~/s/ Luiz de Figueiredo Forbes  Luiz de Figueiredo Forbes~~ By: /s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director	Authorized ~~Representative~~ representative in the United States

INDEX TO EXHIBITS

Exhibit

(1)

Amended and Restated Deposit Agreement, dated as of ___________,  2002, among the Issuer, The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.

(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

 ~~Exhibit Number~~	~~Sequentially Numbered Page~~

~~(a)~~

~~Amended and Restated Deposit Agreement, dated as of                      , 1998, among the Issuer, The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.~~

~~(b)~~

~~Letter agreement, to be dated as of _______ __, 1998, between the Issuer and the Depositary.~~

~~(d)~~

~~Opinion of Sullivan & Cromwell, counsel for the Depositary, as to the legality of the securities to be registered.~~